# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Lyell Immunopharma, Inc., CIK 0001806952
CUSIP: 55083R203
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 201 Haskins Way, South San Francisco, California (CA), 94080
Date of event which requires filing of this statement: 03/06/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002124413

## Reporting persons
- EULER FUND, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 1,426,528; shared voting power 0; sole dispositive power 1,426,528; shared dispositive power 0; aggregate amount beneficially owned 1,426,528 (6.71% of the class)
  Comment: As of the date hereof, the Reporting Person's beneficial ownership consists of 1,426,528 shares of Common Stock. The percentage reported in Item 11 is based on 21,243,954 shares of Class A common stock outstanding as reported in the Issuer's Form 424B5 filed with the SEC on December 18, 2025.
- Euler Managers Limited: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 1,426,528; shared voting power 0; sole dispositive power 1,426,528; shared dispositive power 0; aggregate amount beneficially owned 1,426,528 (6.71% of the class)
  Comment: As of the date hereof, the Reporting Person's beneficial ownership consists of 1,426,528 shares of Common Stock. The percentage reported in Item 11 is based on 21,243,954 shares of Class A common stock outstanding as reported in the Issuer's Form 424B5 filed with the SEC on December 18, 2025.
- Antonis Indianos: type of reporting person: individual (IN); citizenship or place of organization: Cyprus (G4); does not affirm membership in a group (box b); sole voting power 1,426,528; shared voting power 0; sole dispositive power 1,426,528; shared dispositive power 0; aggregate amount beneficially owned 1,426,528 (6.71% of the class)
  Comment: As of the date hereof, the Reporting Person's beneficial ownership consists of 1,426,528 shares of Common Stock. The percentage reported in Item 11 is based on 21,243,954 shares of Class A common stock outstanding as reported in the Issuer's Form 424B5 filed with the SEC on December 18, 2025.

## Item 1. Issuer
Name of issuer: Lyell Immunopharma, Inc.
Address of issuer's principal executive offices: 201 Haskins Way, South San Francisco, California 94080

## Item 2. Person Filing
Name of person filing:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." This statement is filed on behalf of:

i. EULER FUND, L.P.
ii. Euler Managers Limited
iii. Antonis Indianos

Antonis Indianos is the indirect owner of Euler Managers Limited, and, as such, may be deemed to beneficially own the shares held by Euler Managers Limited.

Euler Managers Limited is the general partner of Euler Fund, L.P., and, as such, may be deemed to beneficially own the shares held by Euler Fund, L.P.
Address of principal business office or, if none, residence:
Euler Fund, L.P.: One Capital Place, PO Box 847, Grand Cayman KY1-1103, Cayman Islands
Euler Managers Limited: One Capital Place, PO Box 847, Grand Cayman KY1-1103, Cayman Islands
Antonis Indianos: Etolon 11, Nicosia 1101, Cyprus
Citizenship: Euler Fund, L.P., and Euler Managers Limited: Cayman Islands. Antonis Indianos: Cypriot.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Items 5-11 of the cover page for each Reporting Person
Percent of class: See Items 5-11 of the cover page for each Reporting Person
Sole power to vote or to direct the vote: See Items 5-11 of the cover page for each Reporting Person
Shared power to vote or to direct the vote: See Items 5-11 of the cover page for each Reporting Person
Sole power to dispose or to direct the disposition: See Items 5-11 of the cover page for each Reporting Person
Shared power to dispose or to direct the disposition: See Items 5-11 of the cover page for each Reporting Person

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- EULER FUND, L.P.: /s/ Alfred Shum, Alfred Shum, President of the General Partner (04/21/2026)
- Euler Managers Limited: /s/ Alfred Shum, Alfred Shum, President (04/21/2026)
- Antonis Indianos: /s/ Antonis Indianos, Antonis Indianos (04/21/2026)